BANKRATE, INC.

11760 U.S. Highway One, Suite 200

North Palm Beach, Florida 33408

June 28, 2011

VIA EDGAR

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Bankrate, Inc.
Registration Statement on Form S-4
File No. 333-173591

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bankrate, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the Registration Statement on Form S-4 (File No. 333-173591) so that it will be declared effective at 11:00 a.m. EDT on June 30, 2011, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (561) 630-2400 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Very truly yours,

/s/ Edward J. DiMaria
Edward J. DiMaria Senior Vice President and Chief Financial Officer